Exhibit 12.1
AMKOR TECHNOLOGY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In thousands)
Earnings
Income before taxes and equity in earnings of unconsolidated affiliate	$136,078	$123,987	$54,111	$93,134	$244,724
Interest expense	107,688	103,027	94,280	82,869	96,340
Amortization of deferred debt issuance costs and premiums	2,237	2,880	3,663	3,737	4,505
Interest portion of rent (1)	9,502	7,947	4,386	5,020	5,450
	$255,505	$237,841	$156,440	$184,760	$351,019
Fixed Charges
Interest expense	$107,688	$103,027	$94,280	$82,869	$96,340
Capitalized interest	6,912	1,740	—	—	—
Amortization of debt issuance costs and premiums	2,237	2,880	3,663	3,737	4,505
Interest portion of rent (1)	9,502	7,947	4,386	5,020	5,450
	$126,339	$115,594	$102,329	$91,626	$106,295
Ratio of earnings to fixed charges	2.0	2.1	1.5	2.0	3.3

(1)	Represents one-third of total rent expense which we believe is a reasonable estimate of the interest component of rent expense.